DESCRIPTION OF REGISTRANT’S SECURITIES

The following description of the capital stock of Acadian Asset Management Inc. (the “Company”) is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of the Company’s Amended and Restated Certificate of Incorporation, filed on July 12, 2019, as amended (the “Certificate of Incorporation”), and the Company’s Amended and Restated Bylaws, adopted on May 13, 2025, as amended (the “Bylaws”), which are incorporated herein by reference. We encourage you to read that law and those documents carefully.

Authorized Capital Stock

The Company’s Certificate of Incorporation authorizes 230 million shares of common stock, par value $0.001 per share (the “Common Stock”), and 10 million shares of preferred stock, par value $0.001 per share.

COMMON STOCK

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors in uncontested elections. The Company’s stockholders do not have cumulative voting rights in the election of directors. Accordingly, in an uncontested election, holders of a majority of the voting shares are able to elect all of the directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock will be entitled to receive dividends, if any, as may be declared from time to time by the Company’s board of directors out of legally available funds. Dividends may be paid in cash, in property or in shares of Common Stock. Declaration and payment of any dividend will be subject to the discretion of the Company’s board of directors. The time and amount of dividends will depend upon the Company’s financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in the Company’s debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors the Company’s board of directors may consider relevant.

Liquidation

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company’s debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Common Stock. The rights, preferences and privileges of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of the Company’s preferred stock that the Company may designate in the future.

Fully Paid and Nonassessable

All outstanding shares of Common Stock of the Company are fully paid and non-assessable.

Stock Exchange Listing

The Common Stock is listed on the NYSE under the symbol “AAMI.”

No Sinking Fund

Shares of the Common Stock have no sinking fund provisions.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Common Stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is P.O. BOX 43006, Providence, RI, 02940-3006.

Anti-Takeover Effects of Provisions of the Company’s Certificate and Bylaws and Delaware Law

Some provisions of Delaware law and the Company’s Certificate of Incorporation and Bylaws could make the following transactions difficult: acquisition of the Company by means of a tender offer; control of the Company’s board of directors by means of a proxy contest or otherwise; or removal of incumbent officers and directors of the Company. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of the Company, including transactions that might result in a premium over the market price for the Company shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that the benefits of protection to the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the Company’s board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.

Special Stockholder Meetings

The Bylaws provide that a special meeting of stockholders may be called only by the Company’s board of directors or by one or more stockholders holding at least 10% of the total number of issued and outstanding Common Stock of the Company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Bylaws of the Company establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Company’s board of directors or a committee of the Company’s board of directors.

Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies

The Company’s board of directors consists of not less than five nor more than seven directors. In any uncontested elections of directors, a director nominee for the Company’s board of directors will be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote at a meeting of the stockholders for the election of directors at which a quorum is present, voting together as a single class. The directors of the Company are elected until the expiration of the term for which they are elected and until their respective successors are duly elected and qualified. Pursuant to the Stockholder Agreement, dated May 17, 2019, between the Company and Paulson & Co. Inc. (“Paulson & Co.”), Paulson & Co. has the right to nominate one director to the board of directors of the Company’s Board of Directors (subject such nominee’s election by the stockholders of the Company) until such time as Paulson & Co. does not own at least 7% of the total number of issued and outstanding Common Stock of the Company.

The directors of the Company may be removed by the affirmative vote of at least a majority of the holders of the
Company’s then-outstanding Common Stock. Furthermore, any vacancies on the Company’s board of directors, through death, resignation, removal, an increase in the number of directors or otherwise may be filled by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

The Company’s Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on the Company’s behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against the Company arising pursuant to the DGCL; or any action asserting a claim against the Company that is governed by the internal affairs doctrine. The Certificate of Incorporation provides that the exclusive forum provision will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder. Although the Company’s Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of the Certificate and Bylaws

The amendment of any of the provisions in the Certificate of Incorporation requires approval by a stockholder vote by the holders of at least 75% of the voting power of the then outstanding voting stock. The Bylaws of the Company may be amended by the board of directors or by the holders of at least 75% of the voting power of the then outstanding voting stock.

PREFERRED STOCK

The Certificate of Incorporation authorizes the board of directors of the Company to issue preferred stock in one or more series and to determine the preferences, limitations and relative rights of any shares of preferred stock that it shall choose to issue, without vote or action by the stockholders.